UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

Contact:

Investor Relations
Creo Products Inc.
Vancouver, Canada
Tel: +1-604-451-2700
Email: IR@creo.com

www.creo.com

FOR IMMEDIATE RELEASE

CREO TO ANNOUNCE 2001 FOURTH QUARTER
AND YEAR-END FINANCIAL RESULTS

Vancouver, BC, CANADA (October 22, 2001) - Creo Products Inc. (NASDAQ - CREO, TSE - CRE) announced that it will discuss its fourth quarter and year-end 2001 earnings results on Monday, November 19, 2001. Creo will host a conference call at 5:00 p.m. ET, featuring remarks by Amos Michelson, CEO, and Michael Graydon, CFO, followed by a question and answer session.

The conference call will be broadcast live over the Internet at www.creo.com. The webcast replay will be available for 30 days at www.creo.com.

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About Creo

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

Creo and the Creo logo are registered trademarks or trademarks of Creo Products Inc. Other products may be the registered trademarks or trademarks of their respective companies.

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For further information:

Investor Relations
Tracy Rawa
Tel: +1-604-451-2700
Fax: +1-604-437-9891
Email: IR@creo.com

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CREO Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - our principal operating division - we are leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: October 23, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary